Solarfun Announces Expansion to Support Business Growth in the United States

SHANGHAI, Aug. 9 /PRNewswire-FirstCall/ -- Solarfun Power Holdings Co., Ltd. ("Solarfun" or the "Company") (Nasdaq: SOLF), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic ("PV") cells and modules in China, today announced an expansion of its marketing and customer support team based in the United States to bolster its North American presence and supplement current staff.

Dr. Peter Xie, President and Chief Executive Officer of Solarfun, commented, "The U.S. and China markets will be among the most important growth markets for years to come. We are committed to capture an increasing share and are building momentum in the United States as we expect to ship 30 to 50 MW to the United States in the second half of 2010. Our plans call for a more than doubling in shipment volumes to the United States in 2011 to 100 to 150 MW. Our pipeline of business opportunities is encouraging, and these new senior hires will allow us to serve our broadening customer base."

Mr. Matt Miller has been appointed as regional manager covering the southwestern United States. Mr. Miller is an accomplished professional with more than a decade of sales, business development, and management experience.  Prior to joining Solarfun, Mr. Miller was regional sales manager at CSI Software, where he was responsible for the sale of software tools and professional services into new accounts in the western United States.

Mr. Graham Landry has been appointed as regional manager covering the western United States. Mr. Landry also brings over a decade of senior-level business development experience to Solarfun.  Prior to joining Solarfun, Mr. Landry was a sales representative for medical capital equipment at JM Keckler Medical Co., a premier medical and surgical equipment distributor.

"I am excited to have Mr. Miller and Mr. Landry on our team," said Bruce Ludemann, VP and General Manager for Solarfun North America. "Their addition to our marketing and customer support team is an important part of our growth strategy in the U.S. market, and apart from being seasoned business development veterans, Mr. Miller's and Mr. Landry's regional knowledge will be extremely valuable in supporting customers and growing our U.S. business and brand."

About Solarfun

Solarfun Power Holdings Ltd. (NASDAQ: SOLF) is a leading manufacturer of solar PV cells and modules in China, focusing on delivering high quality and reliable products at competitive prices.  Solarfun produces its monocrystalline and polycrystalline products at its internationally certified, vertically-integrated manufacturing facilities. Solarfun partners with third-party distributors, OEM manufacturers, and system integrators to sell its modules into large-scale utility, commercial and governmental, and residential/small commercial markets. Solarfun maintains a strong global presence with local staff throughout Europe, North America, and Asia.  Solarfun embraces environmental responsibility and sustainability by taking an active role in the photovoltaic cycle voluntary recycling program. For more information, visit: www.solarfun-power.com.

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SAFE HARBOR STATEMENT

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions.  Solarfun disclaims any obligation to update or correct any forward-looking statements.

For further information, please contact:

Solarfun Power Holdings Co., Ltd.

Paul Combs
V.P. Strategic Planning
26F BM Tower
218 Wusong Road
Shanghai, 200080
P. R. China
Tel: 86-21-26022833 / Mobile: 86 138 1612 2768
E-mail: paul.combs@solarfun-power.com

Media Contact:
Fancy Li
Senior Marketing Manager, Global
E-mail: fancy.li@solarfun-power.com

Christensen

Kathy Li
Tel: +1 480 614 3036
E-mail: kli@ChristensenIR.com

Roger Hu
Tel: +86 158 1049 5326
E-mail: rhu@ChristensenIR.com

CONTACT: Paul Combs, V.P. Strategic Planning, 86-21-26022833, mobile, 86 138 1612 2768, paul.combs@solarfun-power.com, or Media, Fancy Li, Senior Marketing Manager, Global, fancy.li@solarfun-power.com, both of Solarfun Power Holdings Co., Ltd.; or Kathy Li, +1-480-614-3036, kli@ChristensenIR.com, or Roger Hu, +86 158 1049 5326, rhu@ChristensenIR.com, both of Christensen for Solarfun Power Holdings Co., Ltd.

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